DAC Technologies Group International, Inc.
1601 Westpark Drive #2
Little Rock, AR 72204
(501) 661-9100

February 28, 2005

Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549
Attention: Andrew P. Schoeffler, Esq.

Re:	DAC Technologies Group International, Inc. Registration Statement on Form SB-2 File No. 333-122574

Dear Mr. Schoeffler:

DAC Technologies Group International, Inc. (the “Company”), pursuant to Rule 477 under the Securities Act of 1933, hereby applies for an order granting the immediate withdrawal of its registration statement on Form SB-2 (Commission File No. 333-122574) together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission on February 4, 2005.

Due to the additional expense necessitated by the Commission’s extensive review and the requirement to have Keene Securities Co, Inc. included as a named underwriter in the offering, the Selling Security Holder and the Company have agreed to terminate the registration. No securities have been offered or sold in connection with the offering described in the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

Any questions regarding the foregoing application for withdrawal should be directed to Allan M. Lerner, Esq., at 954-563-8111.

Very truly yours,
/s/ Robert Goodwin
Chief Financial Officer